UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                                 CANDIE'S, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   137409 10 8
                                 (CUSIP Number)

                               Joshua Jaffe, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5425
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                       January 15, 2003; February 1, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP NO.   137409 10 8


________________________________________________________________________________

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     NEIL COLE

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)|_|

     (b)  |_|

________________________________________________________________________________

3    SEC USE ONLY



________________________________________________________________________________

4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|


________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

________________________________________________________________________________

  NUMBER OF SHARES     7        SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             3,448,800 (includes 2,895,875 shares issuable
     PERSON WITH                upon exercise of options)
                       _________________________________________________________
                       8        SHARED VOTING POWER

                                         0
                       _________________________________________________________
                       9        SOLE DISPOSITIVE POWER

                                2,985,875 (includes 2,895,875 shares issuable upon exercise of options)

                       _________________________________________________________
                       10       SHARED DISPOSITIVE POWER

                                         0

________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,448,800 (includes 2,985,875 shares issuable upon exercise of options)

________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|


________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.4%

________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

                                Page 2 of 8 Pages

         This Amendment No. 3 amends and supplements the Schedule 13D, as previously amended (the "Schedule 13D"), heretofore filed by Neil Cole (the "Reporting Person") with the Securities and Exchange Commission with respect to the common stock, $.001 par value, ("Candie's Common Stock") of Candie's, Inc., a Delaware corporation (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         The options referred to in item 4 below were granted by the Company to the Reporting Person in his capacity as an employee and officer of the Company as performance incentives. The shares referred to in Item 5(c) below were purchased by the Reporting Person using his personal funds.

Item. 4 Purpose of Transaction.

         As noted in Item 3 above, the options grants which are reported herein in Item 5(a)-(b) were granted to the Reporting Person by the Company in his capacity as an employee and officer of the Company as an incentive to his performance. Certain of the options have been granted in connection with an employment agreement between the Company and the Reporting Person. The shares referred to in Item 5(c) below and shares held for the account of the Reporting Person in the Company's 401(K) Savings Plan were acquired by the Reporting Person or for the accounts of the minor children of the Reporting Person, for investment. The Reporting Person may make purchases of Candie's Common Stock from time to time through the exercise of options or otherwise and may dispose of the shares of Candie's Common Stock held by him from time to time or at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to, in paragraphs (b) through (j) of this
Item 4 of Schedule 13D. The Reporting Person may review or reconsider his position with respect to the Company or to formulate plans or proposals with respect to any such matter, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) - (b)

         Beneficial ownership is calculated based upon 24,961,469 shares of Candie's Common Stock outstanding on November 26, 2002 according to the Company's Form 10-Q for the quarter ended October 31, 2002.

                                Page 3 of 8 Pages

         As of the date of this Amendment No. 3 the Reporting Person beneficially owned 3,448,800 shares of Candie's Common Stock, representing 12.4% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Candie's Common Stock. Said securities consist of (i) 462,925 shares owned by the former wife of the Reporting Person as to which shares the Reporting Person has voting but no dispositive power; (ii) 70,000 shares owned directly by the Reporting Person; (iii) 20,000 shares owned by the Reporting Person for which the Reporting Person placed in a custodial account; and (iv) 2,895,875 shares of Candie's Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof, as follows:

  No. of Underlying Shares
     of Common Stock                     Exercise Price      Expiration Date

        400,000                               $1.50           November 29, 2004
         10,000                               $1.25           December 20, 2004
        253,750                               $3.50           March 9, 2008
        400,000                               $3.50           September 11, 2008
        650,000                               $3.50           October 14, 2008
         10,000                               $3.50           December 11, 2008
         25,000                               $0.9688         January 31, 2010
        321,625                               $1.125          July 18, 2010
        260,500                               $1.25           August 18, 2010
        350,000                               $2.30           October 26, 2011
        200,000                               $2.75           April 23, 2012
         15,000                               $4.41           May 22, 2012

With respect to the shares described in clause (i) above, the Reporting Person may be deemed to be the beneficial owner of such shares by virtue of his having the right to vote the shares.

                                Page 4 of 8 Pages

         In addition to the foregoing, the Reporting Person owns options to purchase an additional 400,000 shares of Candie's Common Stock at an exercise price of $2.75 per share. These options vest in two equal annual installments of 200,000 shares commencing on February 1, 2004, and expire on April 23, 2012.

     Except for the 462,925 shares owned by his former wife and 15,194 shares held in the Candie's, Inc. 401(K) Savings Plan for the account of the Reporting Person, the Reporting Person has the sole power to vote and dispose of all the shares of Candie's Common Stock to which this statement relates.

         (c) Since the date of the Amendment No. 2 to the Schedule 13D filed by the Reporting Person (i) options to purchase 400,000 shares of Common Stock previously issued to the Reporting Person expired by their terms, (ii) options to purchase 200,000 shares of Candie's Common Stock previously issued to the Reporting Person have vested and (iii) the following open market purchases of Candie's Common Stock were effected for the account of the Reporting Person or his minor children.

--------------------------------------------------------------------------------
Trade Date           Number of Shares Purchased                   Purchase Price
--------------------------------------------------------------------------------
12/16/02                    1,000                                       $1.02
--------------------------------------------------------------------------------
12/16/02                    1,300                                       $1.04
--------------------------------------------------------------------------------
12/16/02                    7,700                                       $1.05
--------------------------------------------------------------------------------
12/17/02                      600                                       $1.03
--------------------------------------------------------------------------------
12/17/02                      100                                       $1.39
--------------------------------------------------------------------------------
12/17/02                      200                                       $1.04
--------------------------------------------------------------------------------
12/17/02                    9,100                                       $1.05
--------------------------------------------------------------------------------
12/18/02                    2,000                                       $1.04
--------------------------------------------------------------------------------
12/18/02                    4,300                                       $1.05
--------------------------------------------------------------------------------
12/18/02                    3,700                                       $1.06
--------------------------------------------------------------------------------
12/19/02                    1,000                                       $1.04
--------------------------------------------------------------------------------
12/19/02                    6,000                                       $1.05
--------------------------------------------------------------------------------
12/19/02                    2,000                                       $1.07
--------------------------------------------------------------------------------

                                Page 5 of 8 Pages

--------------------------------------------------------------------------------
12/19/02                    1,000                                       $1.08
--------------------------------------------------------------------------------
12/20/02                    2,000                                       $1.07
--------------------------------------------------------------------------------
12/20/02                    2,000                                       $1.08
--------------------------------------------------------------------------------
12/20/02                      100                                       $1.09
--------------------------------------------------------------------------------
12/20/02                    4,000                                       $1.11
--------------------------------------------------------------------------------
12/20/02                    1,900                                       $1.16
--------------------------------------------------------------------------------
01/08/03                    6,600                                       $1.15*
--------------------------------------------------------------------------------
01/08/03                      800                                       $1.1287*
--------------------------------------------------------------------------------
01/09/03                   12,600                                       $1.20*
--------------------------------------------------------------------------------
01/10/03                    1,000                                       $1.20
--------------------------------------------------------------------------------
01/10/03                    1,900                                       $1.229
--------------------------------------------------------------------------------
01/10/03                    1,500                                       $1.23
--------------------------------------------------------------------------------
01/10/03                      200                                       $1.24
--------------------------------------------------------------------------------
01/10/03                      200                                       $1.249
--------------------------------------------------------------------------------
01/10/03                    1,200                                       $1.25
--------------------------------------------------------------------------------
01/10/03                    4,000                                       $1.26
--------------------------------------------------------------------------------
01/13/03                    1,800                                       $1.25
--------------------------------------------------------------------------------
01/13/03                    6,100                                       $1.27
--------------------------------------------------------------------------------
01/13/03                    2,100                                       $1.29
--------------------------------------------------------------------------------

         * Represents shares held in a custodial account for the benefit of the minor children of the Reporting Person. The inclusion in this Schedule 13D of these shares shall not be deemed an admission that the Reporting Person is the beneficial owner of these shares for purposes of Section 13 (d) or Section 16 of the Securities Exchange Act of 1934, or for any other purpose.

                                Page 6 of 8 Pages

         Other than as set forth above, since the filing of Amendment No. 2 to the Reporting Person's Schedule 13-D, the Reporting Person has not acquired or disposed of any shares of Candie's Common Stock.

         (c) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Candie's Common Stock beneficially owned by the Reporting Person, other than (i) Reporting Person's former wife, who has the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale from 462,925 shares of Candie's Common Stock owned by her as to which the Reporting Person has sole voting but no dispositive power and (ii) the minor children of the Reporting Person who have the right to receive the dividends from, or the proceeds of the sale from 20,000 shares of Common Stock held in custodial accounts for their benefit.


         (d) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent of the Candie's Common Stock.

                                Page 7 of 8 Pages

                                                               SIGNATURE


         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 2003


                                                  /s/   NEIL COLE
                                                        ---------------
                                                        NEIL COLE













                                Page 8 of 8 Pages